Mail Stop 3720

      							April 3, 2006


Mr. Jerry Collazo
Chief Financial Officer
Channell Commercial Corporation
26040 Ynez Road
Temecula, CA 92591

Re:  	Channell Commercial Corporation
	Item 4.01 Form 8-K
      Filed March 29, 2006
	File No. 000-28582

Dear Mr. Collazo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise your Form 8-K to specifically state whether your former accountant resigned, declined to stand for re-election or was dismissed. Additionally, once the effective date is determined, please file an amendment to the Form 8-K reporting that date. See
Item 304(a)(1)(i) of Regulation S-K.

2. Also revise your Form 8-K to cover the interim period from the date of the last audited financial statements through the date of dismissal, resignation or declination. See Item 304(a)(1)(iv) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K. Please advise your former accountant that their letter should address all statements for which they are in a position to agree or disagree.

4. We note that you restated previously reported information however you do not appear to have filed an Item 4.02 8-K reporting this restatement. Please file the appropriate Form 8-K reporting your restatement or advise us in detail.

*    *    *    *

       As appropriate, please amend your filing and respond to these comments, via EDGAR, within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



If you have any questions, please call Kenya Wright Gumbs at (202)
551-3373.

								Sincerely,



      Robert S. Littlepage			Accountant Branch Chief






Mr. Jerry Collazo
Channell Commercial Corporation
April 3, 2006
Page 1